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               UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

                                                                                                       OMB APPROVAL
                                                                                               -------------------------
               FORM N-17f-2                                                                    OMB Number:     3235-0360
                                                                                               Expires:    June 30, 1997
Certificate of Accounting of Securities and Similar                                            Estimated average burden
          Investments in the Custody of                                                        hours per response...0.05
         Management Investment Companies

     Pursuant to Rule 17f-2[17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                                         Date examination completed:

811-     811-8854                                                                              February 12, 1999
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2. State identification Number:
              AL                   AK             AZ             AR                            CA                CO
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              CT                   DE             DC             FL                            GA                HI
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              ID                   IL             IN             IA                            KS                KY
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              LA                   ME             MD             MA                            MI                MN
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              MS                   MO             MT             NE                            NV                NH
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              NJ                   NM             NY             NC                            ND                OH
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              OK                   OR             PA             RI                            SC                SD
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              TN                   TX             UT             VT                            VA                WA
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              WV                   WI             WY             PUERTO RICO
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              Other (specify):
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3. Exact name of investment company as specified in registration statement:

         Pegasus Variable Funds
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4. Address of principal executive office (number, street, city, state, zip code):
         P.O. Box 710211, Columbus, Ohio  43271-0211
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
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                    Report of Independent Public Accountants




To the Trustees of
the Pegasus Variable Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Pegasus Variable Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 1998. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and with respect to agreement of security purchases and sales, for the period from July 31, 1998 (the date of our last examination) through December 31,1998:

- Confirmation of all securities held by institutions in book entry form (i.e., State Street Bank);

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the custodian (NBD Bank);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

- Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to sub-custodian records.


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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 1998, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Pegasus Variable Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                              Arthur Andersen LLP


Detroit, Michigan,
 February 12, 1999.








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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940



We, as members of management of NBD BANK, Custodian for the Pegasus Variable Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31, 1998 and from July 31, 1998 through December 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 1998 and from July 31, 1998 through December 31, 1998, with respect to securities reflected in the investment accounts of the Funds.


NBD BANK


By:

         /s/ Gary Young
         --------------------------
         Gary Young

         February 12, 1999